UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SoundView Technology Group, Inc.

(Name of Subject Company (Issuer))

Shakespeare Merger Corporation,

a wholly owned subsidiary of

The Charles Schwab Corporation

(Names of Filing Persons-Offerors)

Common Stock and Class B Common Stock,

$0.01 par value per share

(Title of Class of Securities)

83611Q406

(CUSIP Number of Class of Securities)

Christopher V. Dodds

Executive Vice President and Chief Financial Officer

The Charles Schwab Corporation

120 Kearny Street

San Francisco, California 94108

(415) 627-7000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

with a copy to:

Richard W. Canady, Esq.

Joseph B. Hershenson, Esq.

Howard, Rice, Nemerovski, Canady, Falk & Rabkin

A Professional Corporation

Three Embarcadero Center, 7th Floor

San Francisco, California 94111

(415) 434-1600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$345,498,704.50	$27,950.85

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the sum of (i) the product of (A) $15.50, the tender offer price, and (B) 21,311,759, the number of shares of common stock of SoundView Technology Group, Inc. (“SoundView”) outstanding as of November 30, 2003 and anticipated to be issued prior to January 31, 2004 pursuant to bonus arrangements and employment agreements and (ii) the product of (A) 2,854,675, the number of shares of SoundView common stock issuable on the exercise of options and warrants outstanding as of November 30, 2003 having an exercise price less than or equal to $15.50 and (B) the difference between $15.50 and the exercise price for each such option and warrant.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals 0.008090% of the transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A

Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and address.

The name of the issuer of the securities subject to the Offer is SoundView Technology Group, Inc. a Delaware corporation (the “Company”), and the address and telephone number of its principal executive office are 1700 East Putnam Avenue, Old Greenwich, Connecticut 06870, (203) 321-7000.

(b)	Securities.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Shakespeare Merger Corporation, a Delaware corporation and wholly owned subsidiary of The Charles Schwab Corporation, a Delaware corporation, to purchase all of the outstanding shares of common stock and Class B common stock, par value $0.01 per share, including the associated preferred stock rights to such shares of common stock and Class B common stock (the “Shares”), of the Company at a purchase price of $15.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2003, and in the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser and Schwab. The information set forth in the Offer to Purchase under Introduction, Section 1 (Terms of the Offer), Section 8 (Certain Information Concerning SoundView) and Section 10 (Source and Amount of Funds) is incorporated herein by reference.

(c)	Trading market and price.

The information set forth in the Offer to Purchase under Section 6 (Price Range of Shares of SoundView Common Stock; Dividends on Shares of SoundView Common Stock) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and address.

The name of the filing persons are Shakespeare Merger Corporation, a Delaware corporation (the “Purchaser”), and The Charles Schwab Corporation, a Delaware corporation (“Schwab”). The address and telephone number of the principal executive offices of Purchaser are 120 Kearny Street, San Francisco, California 94108, (415) 627-7000. The address and telephone number of the principal executive offices of Schwab are 120 Kearny Street, San Francisco, California 94108, (415) 627-7000. The information set forth in the Offer to Purchase under Schedule I (Directors and Executive Officers of the Purchaser and Schwab) is incorporated herein by reference.

(b)	Business and background of entities.

The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning the Purchaser and Schwab) and Schedule I (Directors and Executive Officers of the Purchaser and Schwab) is incorporated herein by reference.

(c)	Business and background of natural persons.

The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning the Purchaser and Schwab) and Schedule I (Directors and Executive Officers of the Purchaser and Schwab) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Purchase under Introduction, Section 1 (Terms of the Offer), Section 2 (Procedures for Tendering Shares of SoundView Common Stock and Class B Common Stock in the Offer), Section 3 (Withdrawal Rights), Section 4 (Acceptance for Payment and Payment for Shares of SoundView Common Stock and Class B Common Stock), Section 5 (Certain Material United States Federal Income Tax Consequences), Section 10 (Source and Amount of Funds), Section 13 (Certain Conditions to the Offer) and Section 14 (Certain Legal Matters) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions.

The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning the Purchaser and Schwab) and Section 11 (Background of the Offer) is incorporated herein by reference.

(b)	Significant Corporate Events.

The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning the Purchaser and Schwab) and Section 11 (Background of the Offer) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes

The information set forth in the Offer to Purchase under Section 12 (Purpose of the Offer and the Merger; Plans for SoundView; The Merger Agreement; Confidentiality Agreement; Going Private Transactions) is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Purchase under Section 7 (Effect of the Offer on the Market for SoundView Common Stock; Nasdaq Listing of SoundView Common Stock; Exchange Act Registration of SoundView Common Stock; Margin Regulations) and Section 12 (Purpose of the Offer and the Merger; Plans for SoundView; The Merger Agreement; Confidentiality Agreement; Going Private Transactions) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of funds.

The information set forth in the Offer to Purchase under Section 10 (Source and Amount of Funds) is incorporated herein by reference.

(b)	Conditions.

The offer is not conditioned on any financing contingency.

(d)	Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities ownership.

The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning the Purchaser and Schwab) is incorporated herein by reference.

(b)	Securities transactions.

The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning the Purchaser and Schwab) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations.

The information set forth in the Offer to Purchase under Section 15 (Fees and Expenses) is incorporated herein by reference.

(b)	Employees and corporate assets.

Not applicable.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, regulatory requirements and legal proceedings.

The information set forth in the Offer to Purchase under Section 7 (Effect of the Offer on the Market for SoundView Common Stock; Nasdaq Listing of SoundView Common Stock; Exchange Act Registration of SoundView Common Stock; Margin Regulations), Section 12 (Purpose of the Offer and the Merger; Plans for SoundView; The Merger Agreement; Confidentiality Agreement; Going Private Transactions) and Section 14 (Certain Legal Matters) is incorporated herein by reference.

(b)	Other material information.

Not applicable

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated December 3, 2003*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Joint Press Release issued by The Charles Schwab Corporation and SoundView Technology Group, Inc., on November 19, 2003 (incorporated by reference to Exhibit 99.1(a)(5)(A) to Schedule TO of The Charles Schwab Corporation filed November 19, 2003)

(a)(5)(B)	Powerpoint Slide Presentation of The Charles Schwab Corporation and SoundView Technology Group, Inc. titled “Continued Leadership in Serving Clients: Research and Trading Capabilities,” dated November 19, 2003 (incorporated by reference to Exhibit 99.1(a)(5)(B) to Schedule TO of The Charles Schwab Corporation filed November 19, 2003)

(a)(5)(C)	Summary Newspaper Advertisement published in The Wall Street Journal on December 3, 2003

(b)	None

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2003, by and among The Charles Schwab Corporation, Shakespeare Merger Corporation and SoundView Technology Group, Inc.

(d)(2)	Confidentiality Agreement, dated September 23, 2003, between The Charles Schwab Corporation and SoundView Technology Group, Inc.

(d)(3)(A)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Mark Loehr

(d)(3)(B)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and John Hervey

(d)(3)(C)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Robert Meier

(d)(3)(D)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Gerard P. Maus

(g)	None

(h)	None

*Included in the distribution to SoundView’s stockholders

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE CHARLES SCHWAB CORPORATION

/s/ CHRISTOPHER V. DODDS

Christopher V. Dodds Executive Vice President and Chief Financial Officer

Date: December 3, 2003

SHAKESPEARE MERGER CORPORATION

/S/ JOSEPH R. MARTINETTO

Joseph R. Martinetto Treasurer

Date: December 3, 2003

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 3, 2003*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees *

(a)(1)(E)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Joint Press Release issued by The Charles Schwab Corporation and SoundView Technology Group, Inc., on November 19, 2003 (incorporated by reference to Exhibit 99.1(a)(5)(A) to Schedule TO of The Charles Schwab Corporation filed November 19, 2003)

(a)(5)(B)	Powerpoint Slide Presentation of The Charles Schwab Corporation and SoundView Technology Group, Inc. titled “Continued Leadership in Serving Clients: Research and Trading Capabilities,” dated November 19, 2003 (incorporated by reference to Exhibit 99.1(a)(5)(B) to Schedule TO of The Charles Schwab Corporation filed November 19, 2003)

(a)(5)(C)	Summary Newspaper Advertisement published in The Wall Street Journal on December 3, 2003

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2003, by and among The Charles Schwab Corporation, Shakespeare Merger Corporation and SoundView Technology Group, Inc.

(d)(2)	Confidentiality Agreement, dated September 23, 2003, between The Charles Schwab Corporation and SoundView Technology Group, Inc.

(d)(3)(A)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Mark Loehr

(d)(3)(B)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and John Hervey

(d)(3)(C)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Robert Meier

(d)(3)(D)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Gerard P. Maus

*Included in the distribution to SoundView’s stockholders